
nada.
Unlocking Equity in the World's Top Cities
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INVEST IN **NADA**

# WealthTech platform unlocking the $20T+ home equity market for investors & homeowners

nada.co Dallas TX in | Technology | Fintech & Finance | B2C | Venture Backed | Real Estate

## Featured Investors

**Jesse Stein** | LiveOak Venture Partners | Revolution's Rise of the Rest Seed Fund | 7BC Venture Capital | Capital Factory | Sweater | LFG Ventures





## Jesse Stein

Syndicate Lead

Follow

1 follower

Creating a two-sided marketplace that brings innovation and value to both sides is a rare achievement in the business landscape. Nada has notably accomplished this feat through the introduction of their Homeshares and Cityfunds product offerings.

Homeshares fulfills a crucial need for homeowners seeking to extract equity from their properties without incurring additional monthly costs. This emerging investment product is poised to become one of the most sought-after methods for both individuals and institutions looking to allocate capital within the real estate industry.

On the other side of the marketplace, Nada's Cityfunds stands out as one of the premier private real estate investment products I've encountered throughout my career. The key distinction lies in Cityfund's capability to enable thematic investments by city, achieved through a well-diversified portfolio of Homeshares. This approach

of Homeshares. This approach provides investors with a straightforward means of gaining exposure to the residential real estate markets of specific cities.

The vision and experience of the Nada team are pivotal in the construction and scaling of this business. Their strategic insight positions them not only as architects of a successful enterprise but also as navigators capable of steering its growth in response to the evolving dynamics of the real estate market.

Invested $5,000 this round

# Highlights

1. WealthTech platform unlocking the $20T+ home equity market for homeowners and investors
2. $8M+ raised from VCs (LiveOak, Revolution, 7BC, Capital Factory) and 3k+ individuals
3. Released "Cityfunds": city-specific real estate portfolios available to the public (SEC-Qualified)
4. 15k+ investors with investments in 100+ properties across 6 major markets ($7M+ AUM)
5. Winner of 2023 Best Alternative Investment Platform by Benzinga
6. Released "Homeshares": a new way for homeowners to cash out equity without adding debt

7 Released "Cityfunds by Nada" app to iOS and Google

## Our Team



### John Green CEO & Co-founder

Co-founder & GP at Cityfunds, spent 4 years as a full-time punk rocker 🤘, 10 years as a leader within the real estate finance space.



### Mauricio Delgado CSO & Co-founder

Co-Founder and CSO/CFO at Nada | Stanford University BS Computer Science, MBA | Former CEO, CFO, CPO at >$300mm revenue auto fintech company



### Sundance Brennan VP, Revenue

Early Investor and VP of Revenue at Nada | MBA | Series 65 | Best Selling Author | 20+ years call center leadership



### Jeremy Males VP, Investments and Broker

Multi Million Dollar Investment Manager and Italian Super Bowl Champion.



### Jesse Stein Board Director & Advisor

Co-founder of Compound (acquired by Republic), co-founder of Everyrealm,



### Michael McGrail VP, Product



### Justin Wang VP, Capital Markets



9 years in real estate private equity and investment startups at Prospect Capital and Landa.



**Ethan Blumenthal** VP, Engineering



Devang Jariwala Director, Finance



Brent Hodges Director, Legal & Compliance



**Cade Hutchison** Manager, Investments



Deyon Robertson Manager, Investor Relations

---

## Nada Unlocks the $20T+ Home Equity Market for Everyone


Nada is a
WealthTech
Platform,


Portfolio
$643 (12.80%)
$5,307.28
INVESTMENT ACCOUNT VALUE
My Portfolio
ampa.
$10.00 /Share
14 Assets
Performance
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Time Left at $/Share
30 Days 13 Hrs
Total Assets
14 Properties
Unlocking Home Equity

Nada is backed by institutional VCs as well as over 3k individuals. We have previously **raised over $8M in venture equity capital** from LiveOak Venture Partners, Revolution, Capital Factory, 7BC, Visa, Sweater, and many others.

LiveOak Venture Partners · revolution · Capital Factory · svb Silicon Valley Bank · sweater · 7BC Venture Capital · LFG VENTURES · VISA Partner

BACKED BY

## The Homeowner Problem


$20T in Home Equity is Trapped for Homeowners
$20 T
HOME EQUITY MARKET VALUE
$37 T
TOTAL HOUSING MARKET VALUE

Today's economy is challenging. With rising interest rates and

Today's economy is challenging. With rising interest rates and dangerous inflation levels, homeowners face major hurdles to maintaining their financial stability and security. Yet, **68% of American family wealth is trapped** in home equity - that's **over $20 trillion that is inaccessible** due to an antiquated financial system.

Historically, homeowners had only two options to access this equity:

- (1) sell the home and move out of their largest asset or
- (2) take on the burden of extra debt with a refinance or a home equity loan

## The Accessibility Problem

### Meanwhile, Main Street Lacks Access to Residential Real Estate

Too many people are locked out of the economic benefits of owning residential real estate. The barrier to entry is too high:

- (1) Rising costs of housing keep **73% of people locked out of homeownership***
- (2) Public REITs are too correlated to the volatility of the stock market
- (3) Private real estate investing is too difficult to access and exclusive to the wealthy (accredited-only)


MEDIAN SALES PRICES OF HOMES (YOY)



$450K
$400K
$350K
$300K
$250K
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Many real estate investment products focus on commercial real estate and few focus on single-family rentals. However, there are **no real estate investment products that provide investors with access to this $20T+ home equity sector**.



There is a need to level the playing field with real estate ownership. A product that keeps families in their homes, not institutions.

## The Nada Solution

Nada Unlocks the $20T


Home Equity Market for
Homeowners & Investors

Nada's unique model addresses this two-sided problem with a single platform designed to unlock the home equity market for both homeowners and real estate investors through two products: **Homeshares** and **Cityfunds**.

---

## Homeshares

What good is growing home equity savings if it can't be accessed in times of need? With Nada's Homeshares product homeowners can now cash out their home equity without adding the burden of new debt or monthly payments.


homeshares.
We Unlock Home Equity for Homeowners Without Debt

Rather than selling their home or turning to high-interest debt like unsecured loans or credit cards, homeowners now collect their equity in cash in just a short two weeks. In exchange for the upfront cash paid to the homeowner, Nada is granted a lien, secured interest in the home's

to the homeowner, Nada is granted a lien-secured interest in the home's future value.

The process is simple and transparent. Nada's in-house mortgage team processes the application, the home gets inspected, the homeowner receives their funds, then continues to enjoy their home with more money in their pockets.

**1. Apply For A Homeshare**

Fill out an application in under 90 seconds.

**2. Schedule Inspection**

Once approved, we'll schedule your home inspection.

**3. Get Funded**

We will finalize the paperwork & deposit funds in a few days.

**4. Enjoy Your Home**

Nada becomes a co-investor while you enjoy your home.

When the homeowner wins, Nada wins. As their home appreciates in value so does Nada's co-investment. Homeshares realize returns upon a payoff, which is typically triggered by a home sale or mortgage refinance within the 10-year agreement.

Nada sells these Homeshares to Cityfunds, enabling investors in Cityfunds to tap into the equity upside of homes in the nation's top real estate markets.

---

## Cityfunds

Nada's Cityfunds product has created an entirely new way to own

Nada's Cityfunds product has created an entirely new way to own residential real estate in the best cities across the US.


cityfunds.
Now Anyone Can Own Home Equity in a Top City
Miami.
Tampa.
Austin.
Dallas.
Denver.
Portfolio.

Cityfunds were inspired by the transformation we saw in the equities market with thematic ETFs. We recognized the opportunity to deliver this type of thematic and targeted exposure to the largest asset class in the world -- real estate.

Cityfunds are a new investment product that provides investors with a way to own a part of the $20T+ home equity market for a single city. Each Cityfund owns a diversified and city-specific portfolio of Nada's Homeshares.

- Available to the Public: $75M in SEC-Qualified offerings (Reg A+)
- Accessible to all investors: SEC-Qualified for all investors, accredited or not
- Liquid investments: Investors can redeem or trade shares directly on the Nada app

**See Cityfunds I, LLC offering circular here for complete details on the Secondary Trading Platform.*

# Product

The Cityfunds by Nada App was released in October 2022 and is available now to anyone who wants to build their real estate wealth:

- Download for Apple App Store
- Download for Google Play Store


One App to Unlock & Build
Real Estate Wealth


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# Traction (Q3 '22 thru Oct '23)

cityfunds.

We obtained our SEC-Qualification in late September of 2022, enabling us to offer Cityfunds directly to investors (users) from our app.

The traction below is from September 2022 through October 2023.

**$7,291,546.**
Assets Under Management (AUM)

**15,000+.**
Total Retail Investors

**100+.**
Properties Funded

**$7M+ in SEC-Qualified Investments Across 100+ Properties**

**Cityfunds AUM includes our total asset value for the Homeshares originated in addition to a few single-family rental properties to balance assets and cashflow.*

## Winner of Best Alternative Investment Platform at the 2023 Benzinga Awards


BENZINGA


BENZINGA
GLOBAL FINTECH AWARDS
WINNER
BEST ALTERNATIVE INVESTMENTS PLATFORM
— 2023 —
cityfunds.
by nada


GLOBAL FINTECH AWARDS
WINNER
Best Alternative Investments Platform
— 2023 —
Cityfunds by Nada
FINTECH DEAL DAY
FINTECH AWARDS

---

# homeshares.

We released the Homeshares product direct-to-consumers in late August of 2022. Since release, we have helped 100+ homeowners unlock $5.6M+ in home equity while maintaining low customer acquisition costs (CAC) of ~$500.

The traction below is from August 2022 through October 2023.


$5M+ Unlocked on Less than $500 CAC per closing
8
$5,634,288.
Total Home Equity Unlocked (Cashed-Out)
100+.
Homeowners Helped
$0.
Homeowner Monthly Payments

## Business Model

### How Nada Makes Money

We generate transaction revenue by originating and selling Homeshares to Cityfunds, as well as recurring revenue from managing Cityfunds.

**Homeshares Related Revenue**

Revenue from the origination & sale of a Homeshare

**4-5% | Origination Fee**

paid upfront, by homeowner

**5-10% | Selling Fee**

paid upon sale, by Cityfunds/third-parties

**Cityfunds Related Revenue**

Revenue from managing Cityfunds

**1.5% | Fund Management Fee**

paid quarterly, by Cityfunds

**$10/property | Technology Fee**

paid monthly, by Cityfunds

Nada's vertically integrated business model, where we can source,

originate, manage, and disposition our real estate assets, enables us to generate revenue from the homeowner and investor side of the home equity investment. This structure creates both (i) a high-growth revenue model for Nada and (ii) enables us to keep our fees/costs to our Cityfunds investors low.

## Revenue

**We Have Demonstrated**
**Consistent YoY Growth**

Nada has generated over $1M in revenue consistently since 2021. Today, we have achieved product-market fit and we are ready to scale.

The chart below highlights what we consider our "core revenue" which is the revenue we generate related to our consumer finance and investing verticals. Core revenue grew 4x from 2021 to 2022 and is on pace to double in 2023 compared to 2022.



$6MM
$5MM
$4MM
$3MM
$2MM


$1MM
2021
2022
2023
2024
Core Revenue (Finance & Investing Related)
Non-core Revenue (Realty Commissions)

**2021 from audited financials; 2022 unaudited non-GAAP based on management report; 2023 and 2024 are projections. Forward-looking projections cannot be guaranteed.*

# With Strong Unit & Platform Economics

We realize a profit almost immediately after originating a new Homeshare.

By year 5 our **LTV to CAC** is **9x**.


Unit Economics On A $60k Homeshare Sold To A Cityfund
$30k
$25k
$20k
$15k
$10k
$5k
$25,809
-$2,827
-$1,050
$21,932
$6,929


Revenue
Upfront
Revenue
5 Years
CAC
All Time
COGS
All Time
Profit
5 Years

*LTV = Lifetime Value is Gross Profit realized over a 5-year period (revenue minus cost of goods/sales)*

*CAC = Customer Acquisition Cost (marketing costs to acquire homeowner customers & Cityfunds investments)*

*Forward-looking projections cannot be guaranteed.*

---

## Team


We are a Diverse Team with Years of Experience
ROCKET Mortgage by Quicken Loans
CHASE
citi
FIGURE
kw KELLERWILLIAMS
loanDepot





## Capital Strategy


Building a Scalable &
Cost-Efficient Capital Stack
Stage 1:
Product-Market-Fit
$4M+
EQUITY FUND & TERM LOANS
Stage 2:
Growth
CURRENT STAGE
$20M+
CREDIT FACILITY
Stage 3:
Scale
Secondary Market

To date, we have been focused on establishing a clear product-market fit (PMF) with our Cityfunds and Homeshares products. More recently, we have taken steps toward scaling our capital strategy, we are negotiating a warehouse credit facility of up to $20M and are negotiating with a few third-party asset managers to increase our capital options for Homeshares and Cityfunds growth.

## Roadmap

## 5 more SEC-Qualified Cityfunds Planned for 2023


Phoenix.


Las Vegas.


Nashville.


Los Angeles.


ACCREDITED OFFERING
8%
APY
Yield.

---

## Launching an Entire Family of Cityfunds Across the US





Nada is a **Visa® partner as part of their Fintech Fast Track Program**.


Releasing The Home Equity-Backed Debit Card
VISA Partner
nada. debit
VISA
VISA

Nada's Home-Equity Backed Visa® Debit Card product will provide value to both sides of our marketplace:

- **Investors** will gain cash management and debit services - enabling them to easily manage their real estate cash and unlock rewards for everyday spending.
- **Homeowners** will gain a single card to receive and spend their home equity cash via Homeshares enabling them to unlock more cashback on their home equity.

Nada plans to launch their banking product in 2024.

---

## Press

- **TechCrunch**
- **Benzinga**
- **D Magazine**
- **Dallas Innovates**
- **FinLedger**
- **Yahoo! Finance**
- **Forbes**
- **Nasdaq**